

December 10, 2012

Via E-mail
Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

      RE: The Blackstone Group L.P.
                  Form 10-K for the Year Ended December 31, 2011
                  Filed February 28, 2012
                  Response dated November 29, 2012
                  File No. 1-33551

Dear Mr. Tosi:

      We have reviewed your response letter dated November 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 212

1. We note your response to comment seven in our letter dated October 29, 2012, as well as your proposed disclosure included in Exhibit A to the letter. In footnote (a) you state among other things, that Mr. Hill's 2011 stock awards will be reflected in the Grants of Plan-Based Awards table for 2012. Please note that disclosure in the Grant of Plan Based Award table must be made in the same year that all company decisions necessary to determine the value of the awards were made. Please revise your future filings accordingly. For additional guidance, please refer to Question 119.23 of Regulation S-K compliance and disclosure interpretations.

2. In your proposed disclosure you state that Mr. Hill's award of 534,408 deferred restricted "common units" is reflected in his 2011 stock awards and reflects his 2011 performance. Based on your "Deferred Compensation Plan" disclosure on page 217, it appears that, since the right to stock settlement of the deferred annual cash payment is embedded in the terms of the plan, disclosure related to this plan should be made in the year when the participant receives the "deferral units" which should be reported in the summary compensation table based on the probable outcome of the performance conditions as of the grant date, rather than the actual outcome of the performance condition. In this regard, it is unclear what the portion of the deferral units the 534,407 deferred restricted common units represent, in light of your disclosure that the deferral units are delivered equally in three equal installments over a three-year period, with the 20% premium delivered at the end of the three year period. Please advise or otherwise revise your future filings accordingly. For additional guidance please refer to Questions 119.24 and 119.28 of Regulation S-K compliance with disclosure interpretations.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief